Exhibit 23.1

INDEPENDENT AUDITOR’S CONSENT

To: Export Development Canada

I consent to the use of my independent auditor’s report dated 26 February 2026 to the Minister of International Trade on the consolidated financial statements of Export Development Canada, which comprise the consolidated statement of financial position as at 31 December 2025, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information, which is included in Export Development Canada’s 2025 Annual Report attached to the Form 18-K to be filed with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval system on 15 May 2026.

/s/ Riowen Yves Abgrall Riowen Yves Abgrall, CPA, CA Principal for the Auditor General of Canada

Ottawa, Canada

15 May 2026